Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queens Road,

Central, Hong Kong

Morgan Stanley & Co. LLC

1585 Broadway, New York

New York 10036

United States

UBS Securities LLC

1285 Avenue of the Americas, New York

New York 10019

United States

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

VIA EDGAR

July 27, 2020

Ms. Asia Timmons-Pierce

Ms. Sherry Haywood

Mr. Kevin Stertzel

Mr. Ernest Greene

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Li Auto Inc. (CIK No. 0001791706)
Registration Statement on Form F-1, as amended (File No. 333-239812)

Ladies and Gentlemen:

We hereby join Li Auto Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on July 29, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 3,800 copies of the Company’s preliminary prospectus dated July 24, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As the representative of the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Emma Taylor
	Name:	Emma Taylor
	Title:	Managing Director

[Signature Page to Acceleration Request]

Very truly yours,

As the representative of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Holley
	Name:	Robert Holley
	Title:	Vice President

[Signature Page to Acceleration Request]

Very truly yours,

As the representative of the several underwriters

UBS SECURITIES LLC

By:	/s/ Jasneeraj Dhanoa
	Name:	Jasneeraj Dhanoa
	Title:	Director

By:	/s/ Anthony Faria
	Name:	Anthony Faria
	Title:	Director

[Signature Page to Acceleration Request]

Very truly yours,

As the representative of the several underwriters

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Xudong Yao
	Name:	Xudong Yao
	Title:	Managing Director

[Signature Page to Acceleration Request]